SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Hologic, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

436440101
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 21, 2013, as amended (the "Schedule 13D"), by the Reporting Persons with respect to the shares of Common Stock, $0.01 par value ("Shares"), issued by Hologic, Inc. (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on December 9, 2013, Amendment No. 2 to the Schedule 13D filed on December 12, 2013, Amendment No. 3 to the Schedule 13D filed on August 4, 2015, and Amendment No. 4 to the Schedule 13D filed on March 4, 2016, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(c) of Amendment No. 4 to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were sales of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share (U.S. $)
High River Limited Partnership	02/17/2016	(75,778)	34.53
High River Limited Partnership	02/18/2016	(22,240)	34.50
High River Limited Partnership	02/19/2016	(93,757)	34.55
High River Limited Partnership	02/22/2016	(66,419)	34.70
High River Limited Partnership	02/23/2016	(14,150)	34.51
High River Limited Partnership	02/24/2016	(137,511)	34.63
High River Limited Partnership	02/25/2016	(120,000)	35.03
High River Limited Partnership	02/26/2016	(35,000)	35.05

Icahn Partners LP	02/17/2016	(303,111)	34.53
Icahn Partners LP	02/18/2016	(88,960)	34.50
Icahn Partners LP	02/19/2016	(283,965)	34.55
Icahn Partners LP	02/22/2016	(155,016)	34.70
Icahn Partners LP	02/23/2016	(33,026)	34.51
Icahn Partners LP	02/24/2016	(320,941)	34.63
Icahn Partners LP	02/25/2016	(280,072)	35.03
Icahn Partners LP	02/26/2016	(81,687)	35.05

Icahn Partners Master Fund LP	02/19/2016	(91,065)	34.55
Icahn Partners Master Fund LP	02/22/2016	(110,658)	34.70
Icahn Partners Master Fund LP	02/23/2016	(23,576)	34.51
Icahn Partners Master Fund LP	02/24/2016	(229,104)	34.63
Icahn Partners Master Fund LP	02/25/2016	(199,928)	35.03
Icahn Partners Master Fund LP	02/26/2016	(58,313)	35.05

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2016

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page to Amendment No. 5 to Schedule 13D – Hologic, Inc.]